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20004547

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Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACTIONDRIVERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1OOO MANNING AVENUE
(No. and Street)

Los Angeles (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL KANE (310) 44105263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Ste 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 24 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSACTIONDRIVERS LLC, as of December, 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 4 day of February, 2020, by Michael Kane

_______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _______ (Seal)

CARLOS MAURICIO LEMUS
Notary Public – California
Los Angeles County
Commission # 2220642
My Comm. Expires Nov 4, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
the Members of TransactionDrivers LLC dba Kane & Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 13, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash			$	720,992
Prepaid Expense				2,047
Security deposit				11,000
				734,039
Furniture and equipment:				
Furniture and fixtures	$	6,425		
Office equipment		9,890		
		16,315		
Accumulated depreciation		(16,315)		
Net furniture and equipment				0
Total assets			$	734,039

LIABILITIES AND MEMBERS' EQUITY

Liabilities				
Defined benefit plan payable	$	135,000		
Accounts payable		20,635		
Total Liabilities			$	155,635
Members' equity				578,404
Total liabilities and members' equity			$	734,039

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, consulting fees for business operations, financial consulting unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

Advisory services are provided by the Company to assist clients in planning, preparation and the execution of strategic financial transactions, including mergers and acquisitions, strategic partnerships, long term financing and balance sheet restructuring. The Company can receive success fees and/or retainer fees for the services. The Success Fees are received in accordance with the terms of the agreement and earned upon success. Retainers are nonrefundable and recognized in the period billed, which corresponds to the Company's completion of its performance obligations.

Consulting is offered to assist companies to realize improved financial operating performance to increase realizable value in any equity transaction. Consulting fees are invoiced on a monthly basis in accordance with terms of agreements with the client and are recognized in the period billed, which corresponds to the Company's completion of its performance obligations.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria.

Furniture and Equipment

Furniture and equipment of $16,315 are fully depreciated as of December 31, 2019. Depreciation expense was recorded using the straight-line method over useful lives of generally five years.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statement does not include a provision for income taxes, except for the California minimum tax and the California LLC fee. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, that requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 as these terms are defined. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2019, the net capital was $565,357 which exceeded the required minimum capital by $554,981. The aggregate indebtedness to net capital ratio was 0.28 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2019, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, human resources and promotional services. Manning Financial, Inc. is owned by a Member of the Company. During the year ended December 31, 2019, the Company incurred $146,002 for these services. Members provide the Company's office space at no cost, and have formally waived reimbursement.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2019, the Company recorded the California minimum tax of $800 and the California LLC fee of $2,500.

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Leases

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Leases liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company has no lease agreements subject to ASC 842. The adoption of ASC 842 had no effect on the Company's financial statement for the year ended December 31, 2019.

Revenue Concentration

For the year ended December 31, 2019, one customer accounted for 100% of total revenue. Revenue concentration is not atypical relative to the Company's multi-decade operating history of immersive focus on individual corporate clients.

(7) SECTION 401(k) PROFIT SHARING PLAN

During 2018, the Company implemented a 401k profit sharing plan ("401(k) Plan") for all eligible employees. Employees are eligible to participate in the plan if they have completed one year of service with the Company and are age 21 or older. Generally, employees can contribute up to 15% of their gross pay into the plan, not to exceed amounts stipulated by tax law. The Company contributed $0 for the year ended December 31, 2019.

(8) DEFINED BENEFIT PENSION PLAN

During 2018, the Company instituted a defined benefit pension plan ("Defined Benefit Plan") for the benefit of the employees eligible to participate therein and their beneficiaries effective November 30, 2018. A trustee, a related party, was appointed to manage the plan. The Company's contribution to the Defined Benefit Plan amounting to $135,000 for the year ended December 31, 2019 was computed in accordance with actuarial calculations, and is included in liabilities on the Statement of Financial Condition as of December 31, 2019.